April 16, 2009
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Dear Mr. Spirgel:
In reference to your comment letter dated March 26, 2009, please review the following responses.
Item 1. Business, page 3
1.	In future reports filed with the Commission, the client will be identified. Also, per your request for Item 15, the Annual Report on Form 10-K will be amended to include the agreement with this client as a material agreement exhibit per Item 601 of Regulation S-K.
Item 7. Management’s Discussion and Analysis, page 15
2.	Going forward, we will extend our Management’s Discussion and Analysis to be in accordance with the Commission’s Interpretive Release No. 34-48960.
3.	The Overview section of the Management’s Discussion and Analysis will be expanded in future reports to include information from the Business Overview section.
Critical Accounting Policies
Stock Based Compensation, page 15
4.	Pages 15 and 27 regarding stock based compensation expense should be replaced with the following statement which is consistent with Note 8, Stock Based Compensation to the financial statements.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
April 16, 2009

Stock Based Compensation, page 15
Item 4 (continued)
Stock Based Compensation
In accordance with the provisions of SFAS No. 123 (revised 2004) “Share- Based Payment” (“SFAS 123R”), we measure stock based compensation expense using the modified prospective method. Under the modified prospective method, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.
Liquidity and Capital Resources, page 16
5.	Future filings will provide a more detailed discussion of our ability to meet both short-term and long-term liquidity requirements. We propose that the information below regarding the promissory notes also be included in future filings for the applicable periods being reported on.
Principal payments due on these promissory notes for the next two years are as follows:

	Principal	Discount	Net
Fiscal Year Ended September 30	Payments	Applied	Amount Due
2009	2,431,352	141,689	2,289,663
2010	1,013,910	82,329	931,581
We expect to meet our obligations as they become due through available cash and funds generated from our operations. We expect to generate positive working capital through our operations. However, there are no assurances that we will be able to achieve a level of revenues adequate to generate sufficient cash flow from operations to support our capital commitments and working capital requirements. Our principal capital commitments during the next 12 months primarily involve payments of our indebtedness obligations of approximately $3,220,000 as of September 30, 2008.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
April 16, 2009

Notes to the Consolidated Financial Statements
8. Stock Based Compensation, page 33
6.	A revised disclosure with full consideration of all of the requirements has been included in this response as Exhibit A. We propose to amend the Annual Report on Form 10-K to include the disclosure presented on Exhibit A.
12. Claims Liability, page 36
7.	We propose the following revision of Footnote 12 to read as follows:
The Company has entered into contractual arrangements to administer certain membership programs for clients, primarily in the rental purchase industry. For some clients, the administration duties include reimbursing the client for certain expenses they incur in the operation of the program. Those expenses are primarily related to the client’s waiver of rental payments under defined circumstances such as when their customer becomes unemployed for a stated period of time. It is our policy to reserve the necessary funds in order to reimburse our clients as those obligations become due in the future. As of September 30, 2008 and 2007, we recorded an estimated IBNR of $462,596 and $260,300, respectively.
Item 9.A Controls and Procedures, page 39
8.	We are currently reviewing the Commission’s recommendation with our accounting firm and legal counsel. We will have our complete response to the Commission by Wednesday, April 22, 2009.
Item 15. Exhibits, Financial Statement Schedules, page 51
11.	A revised exhibit listing (Exhibit B) has been enclosed for your review.

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
April 16, 2009

Exhibits 31.1 and 31.2
We will amend the Annual Report on Form 10-K to include the correct certifications per Regulation S-K Item 601(b) (31).
Form 10-Q for Fiscal Quarter Ended December 31, 2008
13.	We will amend the Quarterly Report on Form 10-Q to include the correct certifications per Regulation S-K Item 601(b) (31).
—————————
In responding to the comments raised by the Staff in its letter of March 26, 2009, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Rita McKeown
Chief Financial Officer
Enclosures

Alliance HealthCard, Inc.
Exhibit A
8. Stock Based Compensation
In conjunction with certain employment and consulting agreements, we granted stock options relating to 82,500 shares and 122,500 shares of Common Stock for the years ended September 30, 2008 and 2007, respectively.
Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-based payment (“SFAS 123R”). The provisions of SFAS 123R requires companies to expense in their financial statements the estimated fair value of awarded stock options after the effective date. The Company adopted this statement using the modified prospective application. For options granted and vested prior to the effective date, the Company continues to follow the intrinsic value method set forth in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and disclose the pro forma effects on net income had the fair value of these options been expensed.
The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatilities are based on historical volatilities of our stock. We use historical data to estimate expected term and option forfeitures within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. We do not provide for any expected dividends or discount for post-vesting restrictions in the model.

Expected volatility	.1
Dividend yield	0%
Risk free interest rate	1.0%
Expected lives	10 Years
The fair value of the stock options granted was estimated to be approximately $18,470 and $55,000 for the years ending September 30, 2008 and 2007, respectively. In accordance with SFAS 123R, the value of the options was recorded as compensation expense and amortized over the vesting period of the options. Compensation expense related to stock options was $18,470 and $55,000 for the years ending September 30, 2008 and 2007, respectively. The options outstanding and options exercisable as of September 30, 2008 had no intrinsic value. The intrinsic value is calculated as the difference between the market value and exercise price of the shares. As of September 30, 2008 the Company had approximately $8,000 of future compensation expense which it expects to record in its statements of operations through 2010.
Information regarding the options is as follows:

	Weighted
	Average
	Exercise	Options	Options
	Price	Outstanding	Exercisable
Balance at September 30, 2007		1,701,396	1,668,896
Granted	$1.61	82,500	62,500
Forfeited	$1.37	(115,999)	(103,499)
Exercised	$0.76	(149,000)	(149,000)
Became exercisable	$0.93	—	10,833

Balance, September 30, 2008		1,518,897	1,489,730

Alliance HealthCard, Inc.
Exhibit A (Continued)
8. Stock Based Compensation (continued)
There were 82,500 options granted for the year ended September 30, 2008 and 122,500 options granted for the year ended September 30, 2007. We had 1,518,897 options outstanding on September 30, 2008. The exercise price on these options ranged from $0.23 to $1.50 with an average weighted remaining contractual life of 4.4 years with an average exercise price of $0.93. The following table summarizes information about stock options outstanding at September 30, 2008.

Range of exercise price	$0.23-$1.50
Number outstanding	1,518,897
Weighted average remaining contractual life	4.4 Years
Weighted average exercise price	$0.93
During the year ending September 30, 2008, options were exercised for the purchase of 149,000 common stock shares for $112,870.
For options granted and vested prior to the effective date of SFAS 123R, we continue to follow the intrinsic value method set forth in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), but disclose the pro forma effects on net income had the fair value of these options been expensed.

Alliance HealthCard, Inc.
Exhibit B
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits

Exhibit 3.1	Certificate of Incorporation, incorporated by reference to the Registration Statement on Form 10-SB filed with the Commission on March 24, 2000.

Exhibit 3.2	Bylaws, incorporation by reference to the Registration Statement on Form 10-SB filed with the Commission on March 24, 2000.

Exhibit 4.1	Common stock certificate, incorporation by reference to the Registration Statement on Form 10-SB filed with the Commission on March 24, 2000.

Exhibit 10.1	CVS Contract, incorporation by reference to the Form 10-KSB filed with the Commission on December 22, 2004.

Exhibit 10.2	State Farm Contract incorporation by reference to the Form 10-KSB filed with the Commission on December 22, 2004.

Exhibit 10.3	Employment Agreement Danny C. Wright, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.4	Employment Agreement Brett Wimberley, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.5	Employment Agreement Susan Matthews, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.6	Employment Agreement Robert D. Garces, incorporation by reference to the Form 8k filed with the Commission on March 6, 2007.

Exhibit 10.7	Employment Agreement Thomas W. Kiser, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.8	Promissory Note Danny C. Wright, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.9	Promissory Note Brett Wimberley, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.10	Promissory Note Susan Matthews, incorporation by reference to the Form 8K filed with the Commission on March 6, 2007.

Exhibit 10.11
$2,045,271 Promissory Note of Alliance HealthCard, Inc. dated January 10, 2008, and issue to Danny C. Wright, incorporation by reference to the Form 10-KSB filed with the Commission on January 14, 2008.

Exhibit 10.12
$2,045,271 Promissory Note of Alliance HealthCard, Inc. dated January 10, 2008, and issued to Brett Wimberley, incorporation by reference to the Form 10-KSB filed with the Commission on January 14, 2008.

Exhibit 10.13
$1,022,635 Promissory Note of Alliance HealthCard, Inc. dated January 10, 2008, and issued to Susan Matthews, incorporation by reference to the Form 10-KSB filed with the Commission on January 14, 2008.

Exhibit 10.14
Rent A Center Agreement between Benefit Marketing Solutions, LLC. effective  _____  (Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 24(b)(2) and accordingly, those portions have been omitted from this exhibit and filed separately with the Commission.

Exhibit 10.15	Lease Agreement with Parkway Realty and Alliance HealthCard, Inc.

Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002